SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED
       DECEMBER 31, 2001 or
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD from _______________ TO __________


                           Commission File No. 1-5519

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       CDI CORPORATION 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    CDI Corp.
                          1717 Arch Street, 35th Floor
                      Philadelphia, Pennsylvania 19103-2768


















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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          CDI CORPORATION 401(K) SAVINGS PLAN

Date:  6/27/02                             By: /s/ Joseph R. Seiders
     --------------------                     --------------------------------
                                              Joseph R. Seiders
                                              Member, Savings Plan Committee

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                      CDI CORPORATION 401(k) SAVINGS PLAN

                              Financial Statements

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)




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                       CDI CORPORATION 401(k) SAVINGS PLAN


                                Table of Contents


                                                                       Page

Independent Auditors' Report                                            1

Statement of Net Assets Available for Plan Benefits,
    December 31, 2001 and 2000                                          2

Statement of Changes in Net Assets Available for Plan Benefits,
    Years ended December 31, 2001 and 2000                              3

Notes to Financial Statements                                           4


Schedule:

Schedule of Assets Held for Investment Purposes                         9

Schedule of Reportable Transactions                                    10

                          Independent Auditors' Report


The Savings Plan Committee
CDI Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the Unites States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.







June 12, 2002








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                       CDI CORPORATION 401(k) SAVINGS PLAN


               Statements of Net Assets Available for Plan Benefits

                            December 31, 2001 and 2000

                                                     2001                2000
                                                ----------          ----------

Cash and cash equivalents                    $         895               13,384
Investments:
    Guaranteed Income Fund                      34,237,055           29,312,346
    CDI Corp Stock                               3,394,658            2,377,032
    Alger Balanced Portfolio                    10,146,134            9,580,592
    Alger LargeCap Growth Portfolio             15,506,663           15,362,383
    Alger MidCap Growth Portfolio                  603,193                   --
    Brinson Tactical Allocation Fund             4,261,057                   --
    Fidelity Growth & Income Fund                       --            5,581,760
    George Putnam Fund                           8,511,865            6,892,536
    Janus Worldwide Fund                        15,974,420           18,608,481
    Putnam Asset Allocation Fund                                      4,360,560
    Putnam Capital Appreciation Fund             5,581,694            6,911,760
    Putnam Capital Opportunities Fund              380,783                   --
    Putnam Equity Income Fund                    7,687,172                   --
    Putnam International Growth Fund             2,896,190            3,081,943
    Putnam Investors Fund                       16,072,100           13,233,808
    Putnam S&P Index Fund                       13,795,917           14,115,919
    Putnam Voyager Fund                         42,318,286           58,080,283
    Participant Loans                            5,356,821            5,204,575
                                               -----------          ------------
            Total investments                  186,724,008          192,703,978

Contribution receivable                          1,412,383            1,325,273
                                               -----------          ------------
Net assets available for plan benefits      $  188,137,286          194,042,635
                                              ============          ============

See accompanying notes to financial statements

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                       CDI CORPORATION 401(k) SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2001 and 2000

                                                    2001                 2000
                                              --------------         -----------
Additions:
    Investment income                         $   3,023,638          14,241,021
    Net appreciation (depreciation)             (28,804,886)        (39,042,966)
    Employee contributions                       26,901,356          28,038,720
    Employer contributions                        1,133,967             889,499
                                              --------------        ------------
            Total additions                       2,254,075           4,126,274
Deductions
    Withdrawals                                 (26,170,093)        (30,126,890)

Transfers from merged plans                      18,010,669                   --
                                              --------------        ------------
Net decrease                                     (5,905,349)        (26,000,616)

Net assets available for plan benefits:
    Beginning of year                           194,042,635         220,043,251
                                              --------------        ------------
    End of year                               $ 188,137,286         194,042,635
                                              ==============        ============
See accompanying notes to financial statements

                       CDI CORPORATION 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000





(1)    Description of Plan

       The following description of the CDI Corporation 401(k) Savings Plan (the
       Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    Eligibility

              The Plan is for the benefit of all employees of CDI Corporation and those subsidiaries designated a Participating Employer (the Company). Employees who have attained age 18 are eligible to participate on the first day of the month following their date of hire. The Plan, adopted May 1, 1985, was Amended and Restated on October 1, 1998, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code. During 2001, the Plan was Amended and Restated for a second time, with an effective date of January 1, 2000.

       (b)    Plan Merger

              Effective January 2, 2001, both participants in and assets of the Herzog-Hart Profit Sharing and Savings Plan (the Herzog-Hart Plan) were merged into the Plan. Additionally, effective March 1, 2001, employees of the business units that formerly operated as CDI Computer Services Inc. who were participating in the Comp Choice Retirement Savings Plan (the Comp Choice Plan) were merged into the Plan. All assets of the Comp Choice Plan were also merged into the Plan as of March 1, 2001. The terms of the plan eligibility requirements under both the Herzog-Hart Plan and the Comp Choice Plan were replaced in favor of the those outlined in the provisions of the Plan. The provisions for Company matching contributions under both the Herzog-Hart Plan and the Comp Choice Plan remained fundamentally the same as they were prior to the merger into the Plan.

       (c)    Contributions

              Eligible employees may make voluntary, tax deferred contributions of a specified percentage of their compensation to the Plan subject to the limitations established by the Internal Revenue Code. Each Participating Employer may, at the discretion of its board of directors, make matching contributions, which are added to the employee's elective contributions. The employer matching contributions are subject to limitations established by the Internal Revenue Code and provisions of the Plan.

       (d)    Investment Income

              Interest and dividends earned by each of the investment funds are reinvested in the same funds. Such amounts are credited to the participants' accounts based on the terms of the Plan.

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       (e)    Vesting

              All participants are 100% vested in their salary deferral contribution account, including earnings thereon. The majority of participants are also 100% vested at all times in their employer matching contributions account, with the exception of employees of Modern Engineering Inc., Herzog-Hart Corporation, and those former employees of CDI Computer Services Inc. who were participating in the Comp Choice Plan. Vesting in employer matching contributions occurs after four years of service for Modern employees, on a six-year graduated schedule for Herzog-Hart employees, and on a three-year graduated schedule for former participants in the Comp Choice Plan.

       (f)    Withdrawals

              In addition to normal distributions or withdrawals, a participant can withdraw up to 100% of their salary deferral contributions in the event of a monetary hardship as interpreted in accordance with the applicable Internal Revenue regulations.

       (g)    Loans

              Participants are permitted to make loan withdrawals against their individual account balances, with the exception of any amounts in the Stubbs, Overbeck and Associates account, and amounts invested in the Employer Stock Fund. The loan amount must be a minimum of $500 and may not exceed one-half of the participant's vested account balance (or $50,000, reduced by the participant's highest outstanding loan balance during the previous year, if lower). Loans are evidenced by a promissory note bearing a rate of interest equal to the prime rate plus two percent, and generally require repayment within five years.

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(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

       (b)    Cash and Cash Equivalents

              Cash and cash equivalents represent amounts contributed to the plan that have not been transferred to the participant's designated investment vehicle. These funds are held in an interest-bearing checking account.

       (c)    Investments

              Mutual funds are valued at quoted net share values that are based on the underlying market value of the investments. Investments in CDI stock are valued based on quoted market price. Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to cost for each investment to determine realized gains and losses. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

       (d)    Administrative Expenses

              Administrative expenses incurred in the operation of the Plan are paid by the Company and are not reflected in the accompanying financial statements.

       (e)    Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3)    Investment Options

       Effective October 1, 2001, the Plan added four new funds as investment options while concurrently eliminating the Fidelity Growth & Income Fund and the Putnam Asset Allocation Fund as investment options under the Plan. The new funds added were the Alger MidCap Growth Portfolio, the Brinson Tactical Allocation Fund, the Putnam Capital Opportunities Fund, and the Putnam Equity Income Fund. Also during 2001, the Alger Growth Retirement Portfolio was re-named as the Alger LargeCap Growth Portfolio.

       Participants may invest in the following as of December 31, 2001:

              Guaranteed Income Fund - This stable value investment seeks to offer stability while maximizing current income and providing liquidity.

              CDI Corp. Stock Fund - This fund invests exclusively in shares of CDI Corp. common stock for those investors who want to share in the potential growth of the company.

              Alger Balance Portfolio - This fund seeks current income and long-term capital appreciation. Typically, the fund invests in common stocks and fixed-income securities, which, include commercial paper and bonds rated within the four highest rating categories by an established rating agency. Ordinarily, at least 25% of the funds net assets are invested in fixed-income securities.

              Alger LargeCap Growth Portfolio - This fund seeks long-term capital appreciation by investing primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.

              Alger MidCap Growth Portfolio - This fund seeks long-term capital appreciation by investing primarily in midsize companies that offer promising growth potential. This portfolio invests primarily in equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.

              Brinson Tactical Allocation Fund - This fund seeks to provide total return by following a systematic investment strategy that allocates its investments between an equity portion designed to track the S&P 500 Index and a fixed-income portion that generally will be composed of either 5-year U.S. Treasury notes or 30-day U.S. Treasury bills.

              George Putnam Fund - This fund seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stock and corporate and U.S. government bonds.

              Janus Worldwide Fund - This fund seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic companies. The Fund is permitted to invest in companies on a worldwide basis, regardless of country of organization or place of principal business activity.

              Putnam Capital Appreciation Fund - This fund seeks capital appreciation by investing mainly in stocks from a variety of industries and sectors that have the potential for above-average growth.

              Putnam Capital Opportunities Fund - This fund seeks capital appreciation by investing in stocks of small and midsize companies believed to offer above-average growth potential across a wide range of industries.

              Putnam Equity Income Fund - This fund seeks current income, with capital growth as a secondary goal, by investing mainly in stocks that have the potential to pay above-average dividends as well as the potential to grow in value over time.

              Putnam International Growth Fund - This fund seeks capital appreciation by investing in a diversified portfolio of stock of companies located mainly outside the United States.

              Putnam Investors Fund - This fund seeks long-term growth of capital by investing primarily in blue-chip stock - those of large, well-established companies - selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.

              Putnam S&P Index Fund - This fund is for investors seeking a return, before the assessment of fees, that closely approximate the return of the S&P Index, which is an indicator of U.S. stock market performance.

              Putnam Voyager Fund - This fund seeks capital appreciation by investing primarily in a combination of stock of small companies expected to grow over time as well as in stock of larger, more established corporations.

(4)    Federal Income Taxes

       In conjunction with the amendment and restatement of the Plan effective January 1, 2000, an application for a new determination letter was filed with the Internal Revenue Service in November 2001. A response to this application is currently pending. Previously, the Internal Revenue Service has issued a letter of determination dated February 2, 1996, that the Plan is a qualified plan under Section 501(a) of the Internal Revenue Code and is, therefore, exempt from federal income taxes. The plan administrator believes that the Plan is currently in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan is qualified and tax exempt.

(5)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                    CDI CORPORATION 401(k) SAVINGS PLAN

                 Schedule of Assets Held for Investment Purposes

                               December 31, 2001


Identity of issuer           Description                   Cost       Fair value
------------------           -----------                   ----       ----------
Alger & Company              Alger Balanced
                                Portfolio              $ 11,054,263   10,146,134

Alger & Company              Alger LargeCap Growth
                                Portfolio                21,161,925   15,506,663

Alger & Company              Alger MidCap Growth
                                Portfolio                   560,348      603,193

Janus Equity Funds           Janus Worldwide Fund        22,096,937   15,974,420

Paine Webber
   Institutional Trust       Brinson Tactical
                                Allocation Fund           3,906,384    4,261,057

*Putnam Investments, Inc.    The George Putnam Fund       8,738,095    8,511,865

*Putnam Investments, Inc.    Putnam Capital
                                Appreciation Fund         6,698,063    5,581,694

*Putnam Investments, Inc.    Putnam Capital
                                Opportunities Fund          333,273      380,783

*Putnam Investments, Inc.    Putnam Equity
                                Income Fund               7,401,274    7,687,172

*Putnam Investments, Inc.    Putnam International
                                Growth Fund               3,632,718    2,896,190

*Putnam Investments, Inc.    Putnam Investors Fund       19,149,627   16,072,100

*Putnam Investments, Inc.    Putnam Voyager Fund         52,072,901   42,318,286

*Putnam Investments, Inc.    Putnam S&P Index Fund       13,905,194   13,795,917

Paine Webber Trust Company   Guaranteed Income Fund      30,243,114   34,237,055

*CDI Corp                    CDI Corp. Stock Fund         3,528,623    3,394,658

                             Loans to participants (a)           --    5,356,821
                                                        -----------   ----------
                                                      $ 204,482,739  186,724,008
                                                      =============  ===========

(a) Cost of participant loans is $0 as indicated in the instructions to Form 5500 - Item 27(a).

*Party-in-interest.

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
                                                                                                                      Schedule 2
                                                CDI CORPORATION 401(k)SAVINGS PLAN

                                               Schedule of Reportable Transactions

                                                        December 31, 2001


Party                                                                 Purchase       Cost of         Sales           Gain or
Involved                        Description of Asset  Type            Price          Asset          Proceeds         (Loss)
--------                        --------------------  ----           --------        -------        --------         -------

*Putnam Investments, Inc.       Investors Fund       Purchases   (A) $12,257,799            --              --            --

*Putnam Investments, Inc.       Voyager Fund         Sales       (A)       --      $11,673,592     $10,150,664    ($1,522,928)

Paine Webber Trust Co.          Guaranteed Income
                                Fund                 Purchases   (A) $18,183,496            --              --            --

Paine Webber Trust Co.          Guaranteed Income
                                Fund                 Sales       (A)       --      $14,475,732     $15,174,914     $  699,182


(S) - Represents a single transaction which exceeds the reportable transactions threshold
(A) - Represents the aggregate total of transactions exceeding the reportable transactions threshold, including any applicable single transactions noted above.

*Party-in-interest.

                                                            -10-

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                               INDEX TO EXHIBITS


Number                               EXHIBIT                            PAGE
------             ---------------------------------------------        ----
23                 Consent of Independent Auditors                        12











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